Atlas Resources, Incorp.
4759 Kester Avenue
Sherman Oaks, CA 91403
Telephone: 310-780-1558

March 7, 2011

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:  John P. Lucas, Staff Attorney

Dear Sirs:

Re:           Registration Statement on Form S-1 – SEC File #333-166848

Further to your letter dated January 4, 2011 concerning our registration statement on Form S-1, we respond to your comments as follows:

Financial Statements, page 19

1.	Please amend your registration statement to include the audit report that opines on your financial statements as of December 31, 2009 and from your inception (July 1, 2009) through December 31, 2009.

We advise that we have changed auditors since the date of our last filing and have disclosed details of the change in the section of our amended registration statement entitled “Changes in or Disagreements with Accountants”.

We have included a revised audit report from our former auditors that opines on our financial statements as of December 31, 2009 and from our inception through December 31, 2009 with our amended registration statement.

Note 1 – Basis of Presentation, page 26

2.
We note that you have revised disclosures in Note 1 in response to comment 9 in our letter dated October 13, 2010. However, you continue to imply that you are only presenting interim financial statements and notes; with no reference to the financial statements which coincide with your prior fiscal year, being the period from inception through December 31, 2009. If the calendar year coincides with your fiscal year, you should revise your disclosure to clarify that you are also presenting audited financial statements for this period and you should include all of the note disclosures that are typically required to be included with annual audited financial statements. In this regard, as mentioned in our prior comment, you will need to add income tax and earnings per share disclosures as of the end of your prior fiscal year and for the audited financial statement period from your inception (July 1, 2009) to December 31, 2009.

We have revised our note disclosure to clarify that we are presenting unaudited interim financial information for the current fiscal year, as well as audited financial statements for the period from our inception to December 31, 2009. We have also added the additional note disclosures that you have requested, including income tax and earnings per share disclosure for our prior fiscal year and for the period from inception to December 31, 2009.

Yours truly,

Blair Sorby
President